                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
          For the fiscal year ended December 31, 1995.

                                       OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from __________ to
          ____________.

Commission file number    1-1363

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EnviroSource, Inc. Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         EnviroSource, Inc.
                         1155 Business Center Drive
                         Horsham, Pennsylvania  19044-3454

                       EnviroSource, Inc. Savings Plan

                Financial Statements and Supplemental Schedules

                     Years ended December 31, 1995 and 1994



                                    Contents



Report of Independent Auditors . . . . . . . . . . . . . . . . . . .1


Audited Financial Statements


Statements of Assets Available for Benefits  . . . . . . . . . . . .2
Statement of Changes in Assets Available for Benefits,
  With Fund Information - Year Ended December 31, 1995 . . . . . . .3
Statement of Changes in Assets Available for Benefits,
  With Fund Information - Year Ended December 31, 1994 . . . . . . .4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .5


Supplemental Schedules


Schedule of Assets Held for Investment Purposes. . . . . . . . . . .8
Schedule of Reportable Transactions. . . . . . . . . . . . . . . . .9

Exhibits

The following exhibit is filed herewith:

  23.1  Consent of Independent Auditors

                         Report of Independent Auditors

The Savings Plan Administrative Committee
EnviroSource, Inc.

We have audited the accompanying statements of assets available for benefits of the EnviroSource, Inc. Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /S/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
April 26, 1996

                        EnviroSource, Inc. Savings Plan

                  Statements of Assets Available for Benefits


                                                       December 31,
                                                   1995           1994
                                                   ----           ----

Assets
  Investments, at fair value:
   Mutual funds:
    Vanguard Money Market Prime Fund           $ 3,755,565     $ 4,149,092
    Vanguard Bond Index Fund                       538,656         527,719
    Vanguard Wellesley Income Fund               2,344,388       1,976,052
    Vanguard Windsor Fund                        7,378,917       5,940,189
                                                 ---------       ---------
                                                 14,017,52      12,593,052
   EnviroSource, Inc. Common Stock Fund          1,780,543       1,681,567
   Participant Loans                               714,223         680,931
                                                   -------         -------
  Total investments, at fair value              16,512,292      14,955,550
  Receivables:
   Employee contributions                           64,196          68,480
   Employer contributions                           27,162          31,160
  Other                                             14,619          13,094
                                                    ------          ------
  Total receivables                                105,977         112,734
                                                   -------         -------

Assets available for benefits                  $16,618,269     $15,068,284
                                               ===========     ===========






See notes to financial statements.


                              EnviroSource, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits, With Fund Information

                                                    Year ended December 31, 1995

                              Vanguard
                               Money    Vanguard   Vanguard
                               Market     Bond     Wellesley     Vanguard    EnviroSource, Inc.
                               Prime     Index      Income        Windsor     Common Stock        Participant
                                Fund      Fund       Fund          Fund           Fund              Loans       Total
                                ----      ----       ----           ----           ----              -----       -----
Additions:
  Contributions:
   Employee                $   295,354 $ 67,913    $ 235,679    $  506,895   $   337,497        $    -0-   $ 1,443,338
   Employer                    117,382   25,318       90,801       191,296       266,290             -0-       691,087
                               -------   ------       ------       -------       -------              -        -------
  Total contributions          412,736   93,231      326,480       698,191       603,787             -0-     2,134,425

  Investment income (loss):
   Interest                        -0-      -0-          -0-           -0-           -0-         60,031         60,031
   Dividends                   254,726   35,929      154,805       834,490            60            -0-      1,280,010
   Net realized and
    unrealized appreciation
     (depreciation)in fair
      value of investments         -0-   53,796      375,038       869,605      (228,058)            -0-     1,070,381
                                    -    ------      -------       -------      --------              -      ---------
  Total investment
   income (loss)               254,726   89,725      529,843     1,704,095      (227,998)        60,031      2,410,422

  Transfer of participants'
    assets from other plans     11,914      -0-       29,072         7,073         1,116             -0-        49,175
                                ------       -        ------         -----         -----              -         ------
Total additions                679,376  182,956      885,395     2,409,359       376,905         60,031      4,594,022
Deductions:
  Participant withdrawals      993,422  132,662      524,486     1,079,781       269,134         44,552      3,044,037
                               -------  -------      -------     ---------       -------         ------      ---------
Net increase (decrease)
   prior to interfund
    transfers                 (314,046)  50,294      360,909     1,329,578       107,771         15,479      1,549,985
Interfund transfers, net       (86,220) (40,059)       7,117       111,574       (10,224)        17,812        -0-
                               -------  -------        -----       -------       -------         ------         -
Net increase (decrease) in
  assets available for
   benefits                   (400,266)  10,235      368,026     1,441,152        97,547         33,291      1,549,985
Assets available for
  benefits at beginning
   of year                   4,172,866  532,815    1,994,373     5,983,189     1,704,110        680,931     15,068,284
                             ---------  -------    ---------     ---------     ---------        -------     ----------
Assets available for
  benefits at end of year   $3,772,600 $543,050   $2,362,399    $7,424,341    $1,801,657       $714,222    $16,618,269
                            ========== ========   ==========    ==========    ==========       ========    ===========

See notes to financial statements.


                                     EnviroSource, Inc. Savings Plan

                  Statement of Changes in Assets Available for Benefits, With Fund Information

                                       Year ended December 31, 1994

                            Vanguard
                             Money     Vanguard   Vanguard
                             Market      Bond     Wellesley   Vanguard  EnviroSource, Inc.
                              Prime      Index     Income      Windsor   Common Stock    Participant
                              Fund       Fund       Fund        Fund        Fund           Loans     Total
                              ----       ----       ----        ----        ----           -----     -----
Additions:
  Contributions:
   Employee               $  296,111  $ 72,454  $ 239,103  $  524,061   $  315,296    $    -0- $ 1,447,025
   Employer                  128,386    28,140     89,664     191,982      241,851         -0-     680,023
                             -------    ------     ------     -------      -------          -      -------
  Total contributions        424,497   100,594    328,767     716,043      557,147         -0-   2,127,048

  Investment income (loss):
   Interest                      -0-       -0-        -0-         -0-          -0-      55,810      55,810
   Dividends                 156,846    33,455    141,782     588,935          799         -0-     921,817
   Net realized and
    unrealized depreciation
     in fair value of
     investments                 -0-   (43,402)  (207,629)   (592,340)     (54,796)        -0-    (898,167)
                                  -    -------   --------    --------      -------          -     --------
  Total investment
   income (loss)             156,846    (9,947)   (65,847)     (3,405)     (53,997)     55,810      79,460

  Merger of assets from the
   Envirosafe Services, Inc.
    Savings Plan, effective
    April 1, 1994          2,536,766     2,536      8,274      21,339        4,761     116,990   2,690,666

  Transfer of participants'
   assets from other plans     5,154       909      5,154      10,280       10,847         -0-      32,344
                               -----       ---      -----      ------       ------          -       ------
Total additions            3,123,263    94,092    276,348     744,257      518,758     172,800   4,929,518
Deductions:
  Participant withdrawals    551,803    74,053    277,476     871,053      222,340      36,910   2,033,635
                             -------    ------    -------     -------      -------      ------   ---------
Net increase (decrease)
   prior to interfund
    transfers              2,571,460    20,039     (1,128)   (126,796)     296,418     135,890   2,895,883
Interfund transfers, net  (2,287,637)   72,074    653,556   1,426,349       23,425     112,233         -0-
                          ----------    ------    -------   ---------       ------     -------          -
Net increase in assets
  available for benefits     283,823    92,113    652,428   1,299,553      319,843     248,123   2,895,883
Assets available for
  benefits at beginning
   of year                 3,889,043   440,702  1,341,945   4,683,636    1,384,267     432,808  12,172,401
                           ---------   -------  ---------   ---------    ---------     -------  ----------
Assets available for
  benefits at end of year $4,172,866  $532,815 $1,994,373  $5,983,189   $1,704,110    $680,931 $15,068,284
                          ==========  ======== ==========  ==========   ==========    ======== ===========

See notes to financial statements.

                        EnviroSource, Inc. Savings Plan
                         Notes to Financial Statements

                               December 31, 1995

Note A - Description of the Plan

The following is a general description of the EnviroSource, Inc. Savings Plan (the Plan). Participants should refer to the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan available to all salaried and certain nonunion, hourly employees, of EnviroSource, Inc. (the Company) and other affiliated participating employers, who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the participating employer contributing a matching amount equal to 50% (100% if the contributions are invested in the EnviroSource, Inc. common stock fund) of such contributions subject to certain limitations. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the participating employers up to the annual limit prescribed by the Internal Revenue Code. Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred.

Vesting

Participants have a nonforfeitable interest in 100% of their contributions. Generally, participants become 20% vested in the matching contributions made by participating employers for each year of qualifying service. In addition, participants become 100% vested upon reaching age 65, death or disability, termination of the Plan or discontinuance of matching contributions by participating employers. Forfeitures of matching account balances, by participants not fully vested at their termination, are used to fund benefits required to be restored for formerly terminated participants and the excess, if any, is used to reduce the employer's obligation to make matching contributions.

Payment of Benefits

Upon termination  of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten year
period.   However, participants with account balances less than $3,500 always receive lump-sum distributions. Distributions to participants who have not reached age 65 require the consent of the participant.

                        EnviroSource, Inc. Savings Plan

                               December 31, 1995

Note A - Description of Plan (Continued)

Participant Loans

A qualified participant may request a loan once in any 12-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years and bear interest at market rates prevailing when the loans are made.

Investment Options and Valuation

Participants may direct employer and employee contributions into any of four mutual funds or into the EnviroSource, Inc. common stock fund. Investments in mutual funds are stated at the quoted net asset values of the respective funds. Investments in the EnviroSource, Inc. common stock are stated at the quoted market price of the stock.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants become fully vested in their accounts and such amounts will be distributed to them as described in the Plan.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

Federal Income Taxes

The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                     EnviroSource, Inc. Savings Plan

                                            December 31, 1995

Note B - Investments

Plan investments are held by a bank administered trust fund.
The following reflects the fair value of investments at December 31, 1995 and 1994.

                                                        1995                   1994
                                                        ----                   ----
                                                 Shares     Fair Value   Shares     Fair Value
                                                 ------     ----------   ------     ----------

Investments (at net asset value)
- - --------------------------------

Vanguard Money Market Prime Fund *             3,755,565  $ 3,755,565   4,149,092   $ 4,149,092

Vanguard Bond Index Fund                          53,039      538,656      57,457       527,719

Vanguard Wellesley Income Fund *                 114,643    2,344,388     115,823     1,976,052

Vanguard Windsor Fund *                          507,636    7,378,917     471,558     5,940,189
                                                            ---------                 ---------

   Total Mutual Funds                                      14,017,526                12,593,052

EnviroSource Inc., Common Stock Fund *           587,533    1,780,543     507,960     1,681,567

Participant loans                                             714,223                   680,931
                                                              -------                   -------

   Total Investments                                      $16,512,292               $14,955,550
                                                          ===========               ===========


* Represents 5% or more of plan assets available for benefits at the end of the year.

                             Supplemental Schedules


                        EnviroSource, Inc. Savings Plan               Schedule I

                Schedule of Assets Held for Investment Purposes

                               December 31, 1995


Description of Investment       Shares         Cost          Fair Value
- - -------------------------       ------         ----          ----------
Vanguard Money Market
  Prime Fund                 3,755,565     $ 3,755,565       $ 3,755,565

Vanguard Bond
  Index Fund                    53,039         520,917           538,656

Vanguard Wellesley
  Income Fund                  114,643       2,115,401         2,344,388

Vanguard Windsor Fund          507,636       6,911,366         7,378,917

EnviroSource, Inc.*
  Common Stock Fund            587,533       2,134,109         1,780,543

Participant loans (bearing
  interest at rates ranging
  from 7.6% to 13.0%)                              -0-           714,223
                                                    -            -------

                                           $15,437,358       $16,512,292
                                           ===========       ===========


*  Indicates party-in-interest to the Plan.

                        EnviroSource, Inc. Savings Plan              Schedule II

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1995


Category (III) - Series of Transactions in excess of 5% of Plan Assets
- - ----------------------------------------------------------------------

                             Cost of         Proceeds
Description of asset         Purchases      from Sales          Net Gain
- - --------------------         ---------      ----------          --------
Vanguard Money Market
   Prime Fund
     235 Purchases and
      72 Sales               $1,118,074      $1,577,189        $    -0-

Vanguard Wellesley
   Income Fund
     209 Purchases and
     48 Sales                $  730,460      $  705,505        $ 29,162

Vanguard Windsor Fund
   222 Purchases and
     60 Sales                $2,055,176      $1,447,990        $134,262

EnviroSource, Inc.*
   Common Stock Fund
     198 Purchases and
     26 Sales                $  633,597      $  134,060        $  2,732



* Indicates party-in-interest to the Plan.


There were no Category (I), (II), or (IV) reportable transactions during 1995.

                                   SIGNATURES


      The Plan. Pursuant to the requirements of the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 18, 1996

                                        ENVIROSOURCE SAVINGS PLAN




                                        By:/s/ James C. Hull
                                           -----------------------
                                           James C. Hull
                                           Member of the EnviroSource, Inc.
                                           Savings Plan Administrative
                                           Committee

                                 EXHIBIT INDEX



Number                         Exhibit                              Page
- - ------                         -------                              ----

23.1                     Consent of Independent Auditors            EX-23.1